 1-A/A LIVE 0001780914 XXXXXXXX 024-11072 true false false Golden Seed, Inc. DE 2019 0001780914 100 82-3430220 16 0 1300 QUAIL STREET SUITE 100 NEWPORT BEACH CA 92660 9498330222 Kendall Almerico Other 59115.00 0.00 78273.00 82966.00 3226366.00 304851.00 0.00 4177530.00 -951164.00 3226366.00 203230.00 132100.00 3770.00 -235847.00 -0.01 -0.01 Artesian CPA, LLC Class A Common Stock 1000 N/A N/A Class B Common Stock 26403750 N/A N/A N/A 0 N/A N/A N/A 0 N/A N/A true true false Tier2 Audited Equity (common or preferred stock) Y N N Y Y N 1000000 26403750 10.0000 10000000.00 0.00 0.00 0.00 10000000.00 iQ Capital LLC 500000.00 Artesian CPA LLC 19022.00 Kendall A. Almerico, P.A. 125000.00 9355978.00 false true AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 false Golden Seed, Inc. Class B Common Stock 1404750 0 $2,929,000.00 - Basis for computing - Approximately $2 per share average Regulation D, Rule 506(C) - All securities sold only to accredited investors as per the rule